UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

April, 2026

Commission File Number 001-10306

NatWest Group plc

250 Bishopsgate,
London, EC2M 4AA
United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

NatWest Group plc

20 April 2026

DIVIDENDS ON 11 PER CENT AND 5.5 PER CENT CUMULATIVE PREFERENCE SHARES FOR THE HALF YEAR TO 31 MARCH 2026

The Directors have declared half-yearly dividends on the 11 per cent and the 5.5 per cent cumulative preference shares. Unless otherwise resolved by the Board, the dividends will be paid on 29 May 2026 at the rate of 5.5 per cent and 2.75 per cent respectively, and will be paid to those preference shareholders on the register at the close of business on 1 May 2026.

Legal Entity Identifier: 2138005O9XJIJN4JPN90

End

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NatWest Group plc (Registrant)

Date:	20 April 2026	By:	/s/ Mark Stevens

		Name:	Mark Stevens
		Title:	Assistant Secretary